UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 14, 2025, VinFast Auto Ltd. (“VinFast” or the “Company”) announced plans to spin off certain assets into a newly formed entity and sell all such shares held by the Company in that entity to the Company’s Founder and Chief Executive Officer, Mr. Pham Nhat Vuong (“Mr. Pham”). The transaction reflects a further effort by the Founder to facilitate the Company's long term growth.

Spin-off of new company from VinFast Trading and Production JSC (“VFTP”) and share transfer of the new company to Mr. Pham (“the Restructuring”)

A new Vietnam-incorporated company, Novatech Research and Development Joint Stock Company (“Novatech”) will be spun off from VFTP, a subsidiary of the Company, (the “Spin-Off”), thereafter existing as a new direct subsidiary of the Company to hold certain assets related to investment costs of completed research and development projects. The Company will hold 37.642% of the charter capital of Novatech representing 99.9% of voting rights. VFTP will remain a direct subsidiary of the Company and continue to operate VinFast’s core electric vehicle manufacturing business in Vietnam and to conduct future research and development on new products and technologies.

Subsequent to the Spin-Off, VinFast intends to transfer all of its shares in Novatech to Mr. Pham for a total consideration of approximately VND39.8 trillion (US$1.6 billion) (the “Share Transfer”), representing fair value of the transferred shares of VND17.25 trillion (approximately US$679 million) based on an independent third party valuation plus an agreed premium. To the extent the Company and its subsidiaries require the intellectual property rights over any research and development assets held by Novatech prior to the Share Transfer for the purpose of manufacturing VinFast products, the Company and its subsidiaries shall continue to lease back the licenses to such intellectual property after the Share Transfer.

Completion of the Restructuring is subject to obtaining the necessary approvals.

Amendments to share exchange agreements

Vingroup currently holds 10,730,749,709 preference shares in the capital of VFTP (the “VFTP Preference Shares”). Pursuant to the share exchange agreements dated December 31, 2024 (the “Share Exchange Agreements”), Vingroup has the right, but not the obligation, to request that the Company exchange any amount of certain preference shares (the “Exchangeable Preference Shares”) held by Vingroup for (a) ordinary shares of the Company to be issued by the Company (“VFSG Shares”) or, at Vingroup’s election, (b) cash equal to the net proceeds received by the Company from the allotment and issuance of such VFSG Shares to unrelated third parties plus such number of ordinary shares of the Company to be issued as necessary to cover any shortfall relative to the exchange number of shares. The number of VFSG Shares to be issued shall be equal to the number of Exchangeable Preference Shares requested to be exchanged divided by an exchange rate (the “Initial Exchange Rate”) and rounded down to the nearest whole number.

To facilitate the Spin-Off and related restructuring, certain reallocations and exchange arrangements will be made with respect to preference shares held by Vingroup in VFTP and Novatech.

During the Spin-Off procedure, the capital amount corresponding to VFTP Preference Shares will be allocated between VFTP and Novatech so that upon completion of the Spin-Off, Vingroup will hold: (a) 4,136,888,476 preference shares in the capital of VFTP (the “New VFTP Preference Shares”), including 1,558,672,454 Exchangeable Preference Shares (the “VFTP Exchangeable Preference Shares”); and (b) 6,593,861,233 preference shares in the capital of Novatech (the “Novatech Preference Shares”), all of which are allocated from the existing Exchangeable Preference Shares.

After the Share Transfer, the exchange rate for 102,589,457 VFTP Exchangeable Preference Shares issued to Vingroup in relation to the capital contribution made using the net proceeds received from the issuance of certain exchangeable bonds pursuant to the subscription agreements between the Company, Vingroup and certain investors dated April 29, 2022 and June 4, 2022 (“DPS2”), shall remain the Initial Exchange Rate of 1.7 preference shares for each VFSG Share.

The Company will enter into amendments to the Share Exchange Agreements in respect of the VFTP Exchangeable Preference Shares other than DPS2 to adjust the Initial Exchange Rates to reflect the Restructuring (the “Adjusted Exchange Rate”). In particular, for 913,439,612 VFTP Exchangeable Preference Shares issued in March 2022 in relation to the capital contribution by Vingroup (“DPS1”) and issued in December 2022 in relation to the capital contributions in exchange of related party borrowings owed to Vingroup (“DPS3”, previously referred to as “DPS4”), the Adjusted Exchange Rate shall be 4.5 preference shares for each VFSG Share. For 542,643,385 VFTP Exchangeable Preference Shares issued in December 2024 and March 2025 and up to 5,000,000,000 preference shares of VFTP to be issued in connection with Vingroup’s commitment to convert up to VND 80.0 trillion (US$ 3.1 billion) of loans to VFTP into capital contribution (“DPS5”), the Adjusted Exchange Rate shall be 10.1 preference shares for each VFSG Share.

In all cases, the Exchange Rates shall be subject to customary adjustment terms for dilutive corporate events. Each exchange would be subject to obtaining necessary approvals and other conditions.

With respect to the Novatech Preference Shares, Vingroup will have the right to exchange such Novatech Preference Shares for VFSG Shares held, directly or indirectly, by Mr. Pham and/or for cash consideration.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251) and registration statement on Form F-3 (File No. 333-275133) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,401 to US$1.00. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: August 14, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

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